Date and Time: September 28, 2005 09:29 AM Pacific Time

Ministry of Finance Corporate and Personal Property Registries www.corporateonline.gov.bc.ca	Mailing Address: Location: PO BOX 9431 Stn Prov Govt. 2nd Floor - 940 Blanshard St. Victoria BC V8W 9V3 Victoria BC 250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: January 12, 2005 04:08 PM Pacific Time Incorporation Number: BC0231 573 Recognition Date: Incorporated on April 6, 1981

NOTICE OF ARTICLES

Name of Company:

DEREK OIL & GAS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:

Delivery Address:

#1 710- 1177W HASTINGS ST

#1710- 1177WHASTINGSST

VANCOUVER BC V6E 2L3

VANCOUVER BC V6E 2L3

CANADA

CANADA

RECORDS OFFICE INFORMATION

Mailing Address:

Delivery Address:

#1 710- 1177W HASTINGS ST

#1710- 1177WHASTINGSST

VANCOUVER BC V6E 2L3

VANCOUVER BC V6E 2L3

CANADA

CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name: BOSWELL, W. PATRICK Mailing Address: 8043 CHARDIE RD SW CALGARY AB T2J5L7	Delivery Address: 8043 CHARDIE RD SW CALGARY AB T2J5L7

Last Name, First Name, Middle Name: BYRD, EDWARD G. Mailing Address: 6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4	Delivery Address: 6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4

Last Name, First Name, Middle Name: EHRL, BARRY C.J. Mailing Address: 519111 NO 5 ROAD RICHMOND BC V7A4N3	Delivery Address: 519111 NO 5 ROAD RICHMOND BC V7A4N3

Last Name, First Name, Middle Name: LUSH, JOHN F.P. Mailing Address: PETROVAL SA 84 AVENUE LOUIS CASAI COINTRIN GENEVA SWITZERLAND CH1216	Delivery Address: PETROVAL SA 84 AVENUE LOUIS CASAI COINTRIN GENEVA SWITZERLAND CH1216

Last Name, First Name, Middle Name: STEVENS, ALAN H. Mailing Address: 126 LA FLORICITA PISMO BEACH CA 93449 UNITED STATES	Delivery Address: 126 LA FLORICITA PISMO BEACH CA 93449 UNITED STATES

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 100,000,000

COMMON Shares

Without Par Value

Without Special Rights or Restrictions attached

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